September 6, 2018

Milton Werner
President and Chief Executive Officer
Inhibikase Therapeutics, Inc.
3350 Riverwood Parkway SE, Suite 1900
Atlanta, GA 30339

       Re: Inhibikase Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 31, 2018
           CIK No. 0001750149

Dear Dr. Werner:

       We have reviewed your draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note that you have not included the unaudited interim financial statements for the period ended June 30, 2018, and you have not indicated that these financial statements are not expected to be required at the time of the contemplated offering. As such, it does not appear that you are relying on the accommodation set forth in the Fixing America's
       Surface Transportation (FAST) Act to omit this interim financial information. Therefore, please amend your submission to include your interim June 30, 2018 financial statements
 Milton Werner
Inhibikase Therapeutics, Inc.
September 6, 2018
Page 2
       as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement until you do so.
      You may contact Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-
551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameMilton Werner
                                                           Division of
Corporation Finance
Comapany NameInhibikase Therapeutics, Inc.
                                                           Office of Healthcare
& Insurance
September 6, 2018 Page 2
cc:       Merrill M Kraines
FirstName LastName